EXHIBIT 99.14
-------------


AT THE TRUST
Robert G. Higgins                           Investor Relations
Vice President, General Counsel             L.G. Schafran - Chairman and
                                            Interim CEO/President
312-683-5539                                312 683-5525
bhiggins@banyanreit.com                     ir@banyanreit.com


FOR IMMEDIATE RELEASE -
TUESDAY, MAY 15, 2001



               BANYAN STRATEGIC REALTY TRUST REPORTS $1.1 MILLION
          INCREASE IN NET ASSETS IN LIQUIDATION; TAKES $6.3 CHARGE UPON
                       ADOPTION OF LIQUIDATION ACCOUNTING


CHICAGO - MAY 15, 2001. BANYAN STRATEGIC REALTY TRUST (Nasdaq: BSRTS) announced today that for the quarter ending March 31, 2001, its Net Assets in Liquidation increased by approximately $1.1 million from approximately $61.1 million at December 31, 2000 to approximately $62.2 million at March 31, 2001. The increase was primarily the result of operating income in the amount of approximately $2.5 million and recovery of losses on loans, notes and interest receivable of approximately $0.9 million reduced by depreciation expense of approximately $1.6 million and distributions to shareholders in the amount of approximately $0.6 million.

The recovery of losses on loans, notes and interest receivable of approximately $0.9 million represents cash received in respect of the Trust's interest in a liquidating trust established for the benefit of the unsecured creditors VMS Realty Partners and its affiliates. The interest in this liquidating trust had previously been accorded no carrying value in the Trust's financial statements.

For the three months ending March 31, 2000, the Trust reported Net Income Available to Common Shares of approximately $1.0 million. Because of the differences between the liquidation basis of accounting and the going concern basis of accounting described below, this amount is not comparable to the net changes in assets in liquidation as reported for the three months ending March 31, 2001.

LIQUIDATION BASIS OF ACCOUNTING
-------------------------------

As a result of the adoption of a Plan of Termination and Liquidation on January 5, 2001, the Trust began reporting on the liquidation basis of accounting effective for the quarter ending March 31, 2001. Therefore, operations for the three months ending March 31, 2001 are reported on the Consolidated Statement of Changes in Net Assets in Liquidation while the March 31, 2000 results are reported on a going concern basis on the Consolidated Statement of Operations. The financial statement presentations differ in that under the liquidation basis of accounting, the Trust no longer amortizes deferred financing fees and leasing commissions and no longer records straight line rental income. Leasing commissions, however, are deducted in the computation of Operating Income and are no longer capitalized and amortized.

Upon adopting the liquidation basis of accounting, the Trust also recorded a charge of approximately $6.3 million in order to write off certain intangible assets that were included on the December 31, 2000 balance sheet. As a result, its Shareholders' Equity as of December 31, 2000 as reported on the going concern basis was reduced by approximately $5.5 million related to the write off leasing commissions and deferred financing fees that were included in total assets at December 31, 2000 and approximately $0.8 million for costs related to the liquidation and termination of the company.

PROPERTY SALE UPDATE
--------------------

As previously announced, the closing of the Trust's 27-property sale to Denholtz Management Corporation which commenced on May 9, 2001, was adjourned by Denholtz, pursuant to its contractual right to do so. Although a specific timetable has not yet been established, the closing is expected to resume and be completed by May 21, 2001.

Assuming the closing takes place as now anticipated, Banyan indicated that it does not anticipate any material change in the timing or amount of its projected first liquidating distribution of between approximately $4.60 per share and approximately $4.80 per share within thirty (30) days of the initial closing. Banyan added that its final liquidating distribution is now anticipated to occur during the third or fourth quarter of 2002. The estimated total amount of liquidating distributions remains at approximately $6.00 per share.



      Banyan Strategic Realty Trust is an equity Real Estate Investment Trust (REIT) that owns primarily office and flex/industrial properties. The properties are located in certain major metropolitan areas of the Midwest and Southeastern United States, including Atlanta, Georgia and Chicago, Illinois, and smaller markets such as Huntsville, Alabama; Louisville, Kentucky; Memphis, Tennessee; and Orlando, Florida. Banyan's current portfolio consists of properties totaling 3.5 million rentable square feet. As of this date Banyan has 15,488,137 shares of beneficial interest outstanding.



Except for the historical information contained herein, certain matters discussed in this release are forward-looking statements, the achievement of which involve risks and uncertainties such as the closing of the Denholtz transaction and other risks and uncertainties that are detailed from time to time in our reports filed with the Securities and Exchange Commission, including the report on Form 10-K for the year ended December 31, 2000, filed with the Securities and Exchange Commission on March 9, 2001. The "Management's Discussion and Analysis of Financial Condition and Results of Operations" section was included in our Form 10-Q for the quarter ended March 31, 2001 which was filed with the Securities and Exchange Commission on May 15, 2001. Without limitation the foregoing, words such as "anticipates", "expects", "intends", "plans", and similar expressions are intended to identify forward-looking statements.



               See Banyan's Website at http://www.banyanreit.com.



        For further information regarding Banyan free of charge via fax, dial 1-800-PRO-INFO and enter BSRTS.






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